C M 2/8

05035558

AM 2-8-2005**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED JAN 3 1 2005 WASH, D.C. 202

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | |
| Estimated average burden hours per response . . . 12.00 | |

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

| SEC FILE NUMBER |
|---|
| 8-12324 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/03 (MM/DD/YY) AND ENDING 11/30/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lehman Brothers Inc. and Subsidiaries

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 7th Avenue

(No. and Street)

| New York | New York | 10019 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Grieb (212) 526-0588

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst & Young LLP**

(Name – *of individual, state last, first, middle name*)

PROCESSED FEB 1 0 2005 THOMSON FINANCIAL

| **5 Times Square** | **New York** | **NY** | **10036** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

# Consolidated Statement of Financial Condition

Lehman Brothers Inc. and Subsidiaries

November 30, 2004

## Lehman Brothers Inc. and Subsidiaries

This report ** contains (check all applicable boxes):

| | | | Page |
|---|---|---|---|
| x | (a) | Facing page | Facing page |
| x | (b) | Oath or Affirmation | i |
| | (c) | Consolidated Statement of Income | |
| x | (d) | Consolidated Statement of Financial Condition | 1 |
| | (e) | Consolidated Statement of Changes in Stockholder's Equity | |
| | (f) | Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors | |
| | (g) | Consolidated Statement of Cash Flows | |
| | (h) | Computation of Net Capital | |
| | (i) | Statement of Assets Deemed Non-allowable in Computing Net Capital Under Rule 15c3-1 | |
| | (j) | Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3 | |
| | (k) | Information for Possession or Control Requirements Under Rule 15c3-3 | |
| | (l) | Statement Pursuant to Paragraph (d) (4) of Rule 17a-5 | |
| | (m) | Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges | |
| | (n) | Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7.—Foreign Futures and Foreign Options Secured Amounts | |
| | (o) | Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7.—Funds Deposited in Separate Regulation 30.7 Accounts | |
| | (p) | Statement Pursuant to Section 1.10 (d) (2) of the Commodity Exchange Act | |
| | (q) | Reconciliation of Assets, Liabilities and Stockholder's Equity to the Regulatory Report | |
| | (r) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit | |
| | (s) | Supplemental Report of Independent Auditors on Internal Control Required by Securities and Exchange Commission Rule 17a-5 | |
| | (t) | Supplemental Report of Independent Auditors on Internal Control Required by Commodity Futures Trading Commission Regulation 1.16 | |

** For conditions or confidential treatment of certain portions of this filing, see Section 240.17a-5(e) (3).

## OATH OR AFFIRMATION

I, Christopher O'Meara, swear that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Lehman Brothers Inc. and Subsidiaries, as of November 30, 2004 are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

The financial statements and supplemental information of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

O'Meara
Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this 27 day of January 2005

NOTARY PUBLIC #O1CA4896362
Expiration 7/6/07
New York, New York

In and for the State of New York
Residing in New York

Joan Livingstone Calderon
Notary Public, State of New York
#01CA4896362
Qualified in New York County
Commission Expires 7/6/07

Joan Livingstone Calderon

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

# Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Lehman Brothers Inc.

We have audited the accompanying consolidated statement of financial condition of Lehman Brothers Inc. and Subsidiaries (the "Company") as of November 30, 2004. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. Our audit included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of the Company at November 30, 2004 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York

January 28, 2005

## Lehman Brothers Inc. and Subsidiaries

## Consolidated Statement of Financial Condition

| In millions<br>November 30, 2004 | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 924 |
| Cash and securities segregated and on deposit for regulatory and other purposes | 1,633 |
| Securities and other inventory positions owned (includes $31,003 pledged as collateral) | 80,575 |
| Securities received as collateral | 1,202 |
| Collateralized agreements: | |
| Securities purchased under agreements to resell | 64,168 |
| Securities borrowed | 94,818 |
| Receivables: | |
| Brokers, dealers and clearing organizations | 5,066 |
| Customers | 8,934 |
| Affiliates | 15,748 |
| Others | 147 |
| Property, equipment and leasehold improvements (net of accumulated depreciation and amortization of $186) | 168 |
| Other assets | 584 |
| Identifiable intangible assets and goodwill (net of accumulated amortization of $139) | 133 |
| Total assets | $274,100 |

See Notes to Consolidated Statement of Financial Condition.

## Lehman Brothers Inc. and Subsidiaries

## Consolidated Statement of Financial Condition (continued)

| **In millions except per share data**<br>**November 30, 2004** | |
|---|---|
| **Liabilities and stockholder's equity** | |
| Short-term financings | $ 429 |
| Securities and other inventory positions sold but not yet purchased | 58,719 |
| Obligation to return securities received as collateral | 1,202 |
| Collateralized financing: | |
| Securities sold under agreements to repurchase | 99,945 |
| Securities loaned | 61,312 |
| Other secured borrowings | 1,817 |
| Advances from Holdings and other affiliates | 20,251 |
| Payables: | |
| Brokers, dealers and clearing organizations | 3,047 |
| Customers | 11,896 |
| Accrued liabilities and other payables | 4,366 |
| Long-term debt: | |
| Senior notes | 2,170 |
| Subordinated indebtedness | 5,665 |
| Total liabilities | 270,819 |
| Commitments and contingencies | |
| **Stockholder's equity** | |
| Preferred stock, $0.10 par value; 10,000 shares authorized; none outstanding | |
| Common stock, $0.10 par value; 10,000 shares authorized; 1,006 shares issued and outstanding | |
| Additional paid-in capital | 1,788 |
| Accumulated other comprehensive income (net of tax) | 5 |
| Retained earnings | 1,488 |
| Total stockholder's equity | 3,281 |
| Total liabilities and stockholder's equity | $274,100 |

See Notes to Consolidated Statement of Financial Condition.

## Contents

## Note 1 Summary of Significant Accounting Policies

### Basis Of Presentation

The consolidated financial statements include the accounts of Lehman Brothers Inc., a registered broker-dealer ("LBI") and subsidiaries (collectively, the "Company," "we," "us" or "our"). LBI is a wholly-owned subsidiary of Lehman Brothers Holdings Inc. ("Holdings"). Holdings and its subsidiaries are collectively referred to as "Lehman Brothers." We are one of the leading global investment banks serving institutional, corporate, government and high-net-worth individual clients and customers. Our worldwide headquarters in New York are complemented by offices in additional locations in North America, Europe, the Middle East, Latin America and the Asia Pacific region. We are engaged primarily in providing financial services. All material intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements are prepared in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management estimates are required in determining the valuation of inventory positions, particularly over-the-counter ("OTC") derivatives, certain high yield positions, and private equity securities. Additionally, significant management estimates are required in assessing the realizability of deferred tax assets, the outcome of litigation and determining the amount of the real estate reconfiguration reserves. Management believes the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from these estimates.

### Consolidation Accounting Policies

***Operating Companies.*** Financial Accounting Standards Board ("FASB") Interpretation No. 46, *"Consolidation of Variable Interest Entities—an interpretation of ARB No. 51,"* ("FIN 46"), which was issued in January 2003 and revised in December 2003 ("FIN 46R"), defines the criteria necessary to be considered an operating company (i.e., a voting-interest entity) for which the consolidation accounting guidance of Statement of Financial Accounting Standards ("SFAS") No. 94, *"Consolidation of All Majority-Owned Subsidiaries,"* ("SFAS 94") should be applied. As required by SFAS 94, we consolidate operating companies in which we have a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the voting interest. FIN 46R defines operating companies as businesses that have sufficient legal equity to absorb the entities' expected losses (presumed to require minimum 10% equity) and, in each case, for which the equity holders have substantive voting rights and participate substantively in the gains and losses of such entities. Operating companies in which we are able to exercise significant influence but do not control are accounted for under the equity method. Significant influence generally is deemed to exist when we own 20% to 50% of the voting equity of a corporation, or when we hold at least 3% of a limited partnership interest.

***Special Purpose Entities.*** Special purpose entities ("SPEs") are corporations, trusts or partnerships that are established for a limited purpose. SPEs by their nature generally do not provide equity owners with significant voting powers because the SPE documents govern all material decisions. There are two types of SPEs: qualifying special purpose entities ("QSPEs") and variable interest entities ("VIEs").

A QSPE generally can be described as an entity whose permitted activities are limited to passively holding financial assets and distributing cash flows to investors based on pre-set terms. Our primary involvement with SPEs relates to securitization transactions in which transferred assets, including mortgages, loans, receivables and other assets, are sold to an SPE that qualifies as a QSPE under SFAS No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,"* ("SFAS 140"). Such transferred assets are repackaged into securities (i.e., securitized). In accordance with this guidance, we recognize transfers of financial assets as sales provided control has been relinquished. Control is deemed to be relinquished only when all of the following conditions have been met: (i) the assets have been isolated from the transferor, even in bankruptcy or other receivership (true sale opinions are required); (ii) the transferee has the right to pledge or exchange the assets received and (iii) the transferor has not maintained effective control over the transferred assets (e.g., a unilateral ability to repurchase a unique or specific asset). In accordance with SFAS 140 we do not consolidate QSPEs. Rather, we recognize only our retained interests

in the QSPEs, if any. We account for such retained interests at fair value. FIN 46R does not alter the accounting for involvement with QSPEs.

Certain SPEs do not meet the QSPE criteria because their permitted activities are not sufficiently limited or because the assets are not deemed qualifying financial instruments (e.g., real estate). Such SPEs are referred to as VIEs and we may use them to create securities with a unique risk profile desired by investors and as a means of intermediating financial risk. In the normal course of business, we may establish VIEs, sell assets to VIEs, underwrite, distribute, and make a market in securities issued by VIEs, transact derivatives with VIEs, own securities or residual interests in VIEs, and provide liquidity or other guarantees to VIEs. Under FIN 46R, we are required to consolidate a VIE if we are deemed to be the primary beneficiary of such entity. The primary beneficiary is the party that has either a majority of the expected losses or a majority of the expected residual returns of such entity, as defined. In 2004 we adopted FIN 46R for all VIEs in which we hold a variable interest. The effect of adopting FIN 46R in fiscal 2004 was not material to our financial condition.

**Securities and Other Inventory Positions**

Securities and other inventory positions owned, including loans, and Securities and other inventory positions sold but not yet purchased are carried at market or fair value. Lending commitments also are recorded at fair value. At November 30, 2004, all firm-owned securities pledged to counterparties that have the right, by contract or custom, to sell or repledge the securities are classified as Securities and other inventory positions owned (pledged as collateral) as required by SFAS 140.

***Derivative Financial Instruments.*** Derivatives are financial instruments whose value is based on an underlying asset (e.g., Treasury bond), index (e.g., S&P 500) or reference rate (e.g., LIBOR), and include futures, forwards, swaps, option contracts, or other financial instruments with similar characteristics. A derivative contract generally represents a future commitment to exchange interest payment streams or currencies based on the contract or notional amount or to purchase or sell other financial instruments at specified terms on a specified date. OTC derivative products are privately-negotiated contractual agreements that can be tailored to meet individual client needs and include forwards, swaps and certain options including caps, collars and floors. Exchange-traded derivative products are standardized contracts transacted through regulated exchanges and include futures and certain option contracts listed on an exchange.

Derivatives are recorded at market or fair value in the Consolidated Statement of Financial Condition on a net-by-counterparty basis when a legal right of set-off exists and are netted across products when such provisions are stated in the master netting agreement. Cash collateral received is netted on a counterparty basis, provided legal right of offset exists. Derivatives often are referred to as off-balance-sheet instruments because neither their notional amounts nor the underlying instruments are reflected as assets or liabilities of the Company. Instead, the market or fair values related to the derivative transactions are reported in the Consolidated Statement of Financial Condition as assets or liabilities in Derivatives and other contractual agreements, as applicable. Margin on futures contracts is included in receivables and payables from/to brokers, dealers and clearing organizations, as applicable. Market or fair value generally is determined either by quoted market prices (for exchange-traded futures and options) or pricing models (for swaps, forwards and options). Pricing models use a series of market inputs to determine the present value of future cash flows with adjustments, as required, for credit risk and liquidity risk. Credit-related valuation adjustments incorporate historical experience and estimates of expected losses. Additional valuation adjustments may be recorded, as deemed appropriate, for new or complex products or for positions with significant concentrations. These adjustments are integral components of the mark-to-market process.

We follow Emerging Issues Task Force ("EITF") Issue No. 02-03, *"Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved In Energy Trading and Risk Management Activities"* ("EITF 02-03") when marking to market our derivative contracts. Under EITF 02-03, recognition of a trading profit at inception of a derivative transaction is prohibited unless the fair value of that derivative is obtained from a quoted market price, supported by comparison to other observable market transactions, or based on a valuation technique incorporating observable market data. Subsequent to the transaction date, we recognize such valuation adjustments in the period in which the valuation of such instrument becomes observable.

As an end user, we primarily use derivatives to modify the interest rate characteristics of our long-term debt and secured financing activities. We also use equity derivatives to hedge our exposure to equity price risk embedded in certain of our debt obligations and foreign exchange forwards to manage the currency exposure related to our net investment in non-U.S.-dollar functional currency operations (collectively, "End-User Derivative Activities"). The accounting for End-User Derivative Activities is dependent on the nature of the hedging relationship. In certain hedging relationships both the derivative and the hedged item are marked to market through earnings ("fair value hedge"). In many instances, the hedge relationship is fully effective and the mark to market on the derivative and the hedged item offset. Certain derivatives embedded in long-term debt are bifurcated from the debt and marked to market.

We use fair value hedges primarily to convert a substantial portion of our fixed-rate debt and certain long-term secured financing activities to floating interest rates. Any hedge ineffectiveness in these relationships is recorded in Retained earnings. Gains or losses from revaluing foreign exchange contracts associated with hedging our net investments in non-U.S. dollar functional currency operations are reported within Accumulated other comprehensive income in Stockholder's equity. Unrealized receivables/payables resulting from the mark to market of end-user derivatives are included in Securities and other inventory positions owned or Securities and other inventory positions sold but not yet purchased.

***Private Equity Investments***. We carry our private equity investments, including our partnership interests, at fair value based on our assessment of each underlying investment. The cost of these investments generally is not increased until an observable market event (e.g., a financing or an initial public offering) occurs to justify an increase in the carrying basis.

**Securities Received as Collateral and Obligation to Return Securities Received as Collateral**

When we act as the lender in a securities lending agreement and we receive securities that can be pledged or sold as collateral, we recognize in the Consolidate Statement of Financial Condition an asset, representing the securities received (Securities received as collateral) and a liability, representing the obligation to return those securities (Obligation to return securities received as collateral).

**Secured Financing Activities**

***Repurchase and Resale Agreements.*** Securities purchased under agreements to resell and Securities sold under agreements to repurchase, which are treated as financing transactions for financial reporting purposes, are collateralized primarily by government and government agency securities and are carried net by counterparty, when permitted, at the amounts at which the securities subsequently will be resold or repurchased plus accrued interest. It is our policy to take possession of securities purchased under agreements to resell. We monitor the market value of the underlying positions on a daily basis compared with the related receivable or payable balances, including accrued interest. We require counterparties to deposit additional collateral or return collateral pledged, as necessary, to ensure the market value of the underlying collateral remains sufficient. Securities and other inventory positions owned that are financed under repurchase agreements are carried at market value.

We use interest rate swaps as an end user to modify the interest rate exposure associated with certain fixed-rate resale and repurchase agreements. We adjust the carrying value of these secured financing transactions that have been designated as the hedged item.

***Securities Borrowed and Loaned.*** Securities borrowed and securities loaned are carried at the amount of cash collateral advanced or received plus accrued interest. It is our policy to value the securities borrowed and loaned on a daily basis and to obtain additional cash as necessary to ensure such transactions are adequately collateralized.

***Other Secured Borrowings.*** Other secured borrowings principally reflects non-recourse financing, and is recorded at contractual amounts plus accrued interest.

**Long-Lived Assets**

Property, equipment and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Buildings are depreciated up to a maximum of 40 years. Leasehold improvements are amortized over the

lesser of their useful lives or the terms of the underlying leases, ranging up to 30 years. Equipment, furniture and fixtures are depreciated over periods of up to 15 years. Internal use software that qualifies for capitalization under AICPA Statement of Position 98-1, *"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,"* is capitalized and subsequently amortized over the estimated useful life of the software, generally three years, with a maximum of seven years. We review long-lived assets for impairment periodically and whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss would be recognized to the extent the carrying value of such asset exceeded its fair value.

### Identifiable Intangible Assets and Goodwill

Identifiable intangible assets with finite lives are amortized over their expected useful lives. Identifiable intangible assets with indefinite lives and goodwill are not amortized. Instead, these assets are evaluated at least annually for impairment. Goodwill is reduced upon the recognition of certain acquired net operating loss carryforward benefits.

### Equity-Based Compensation

SFAS No. 123, *"Accounting for Stock-Based Compensation,"* ("SFAS 123") established financial accounting and reporting standards for equity-based employee and non-employee compensation. SFAS 123 permits companies to account for equity-based employee compensation using the intrinsic-value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees,"* ("APB 25"), or using the fair-value method prescribed by SFAS 123. Through November 30, 2003, Holdings followed APB 25 and its related interpretations to account for equity-based employee compensation. Accordingly, no compensation expense was recognized for stock option awards because the exercise price equaled or exceeded the market value of Holdings' common stock on the grant date. Compensation expense for restricted stock units with future service requirements was recognized over the relevant service periods.

Beginning in 2004, Holdings adopted the fair-value method of accounting for equity-based employee awards using the prospective transition method permitted by SFAS No. 148, *"Accounting for Stock-Based Compensation—Transition and Disclosure"* ("SFAS 148"). Under this method of transition, compensation expense is recognized based on the fair value of stock options and restricted stock units granted for 2004 and future years over the related service period. Stock options granted for the years ended November 30, 2003 and before continue to be accounted for under APB 25. Holdings' adoption of SFAS 123 did not have a material effect on our financial condition. See Accounting Developments below for a discussion of SFAS No. 123 (revised 2004), *"Share-Based Payment"* ("SFAS 123R"), which the FASB issued in December 2004.

### Income Taxes

We account for income taxes in accordance with SFAS No. 109, *"Accounting for Income Taxes."* We recognize the current and deferred tax consequences of all transactions that have been recognized in the financial statements using the provisions of the enacted tax laws. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carry-forwards. We record a valuation allowance to reduce deferred tax assets to an amount that more likely than not will be realized. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years.

### Cash equivalents

Cash equivalents include highly liquid investments not held for resale with maturities of three months or less when we acquire them.

### Foreign Currency Translation

Assets and liabilities of foreign subsidiaries having non-U.S.-dollar functional currencies are translated at exchange rates at the Consolidated Statement of Financial Condition date. Revenues and expenses are translated at average exchange rates during the period. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars, net of hedging gains or losses and taxes, are included in Accumulated other comprehensive income, a component of Stockholder's equity.

### Accounting Developments

In January 2003, the FASB issued FIN 46. In December 2003, the FASB revised FIN 46 ("FIN 46R"). We have adopted FIN 46R for all variable interest entities in which we hold a variable interest. The effect of adopting FIN 46R in fiscal 2004 was not material to our financial condition.

In May 2004 the FASB issued FASB Staff Position ("FSP") No. FAS 106-2, *"Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,"* which provides guidance on accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003. Holdings adopted FSP No. FAS 106-2 in its 2004 fourth quarter. Holdings' adoption did not have a material effect on our financial condition.

In December 2004 the FASB issued SFAS 123R. Holdings must adopt SFAS 123R by its 2005 fourth quarter. SFAS 123R requires public companies to recognize expense in the income statement for the grant-date fair value of awards of equity instruments to employees. Expense is to be recognized over the period during which employees are required to provide service. SFAS 123R also clarifies and expands the guidance in SFAS 123 in several areas, including measuring fair value and attributing compensation cost to reporting periods. For periods before the required effective date, companies may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by SFAS 123. Under the modified prospective transition method we expect to apply, compensation cost is recognized after the date of adoption for the portion of outstanding awards granted prior to the adoption of SFAS 123 for which service has not yet been rendered. We do not expect Holdings' adoption of SFAS 123R will have a negative effect on our financial condition. Holdings expects to adopt SFAS 123R in its 2005 fourth quarter.

In December 2004 the FASB issued an FSP regarding the accounting implications of the American Jobs Creation Act of 2004 (the "Act") related to the one-time tax benefit for the repatriation of foreign earnings. The FSP is effective for financial statements for periods ended after October 22, 2004. The Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned outside the U.S. by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations and uncertainty remains about how to interpret numerous provisions in the Act. We are reviewing the Act to determine the implications of repatriating, out of our accumulated non-U.S. retained earnings pool, a portion of such earnings that we currently do not consider to be permanently reinvested in certain foreign subsidiaries. We expect the tax benefits associated with any amount repatriated would not be material to our financial condition.

## Note 2 Securities and Other Inventory Positions

Securities and other inventory positions owned and Securities and other inventory positions sold but not yet purchased are recorded at fair value and were comprised of the following:

**Securities and Other Inventory Positions**

| In millions<br>November 30, 2004 | Owned | Sold But Not Yet Purchased |
|---|---|---|
| Mortgages and mortgage-backed | $ 5,849 | $ 228 |
| Government and agencies | 30,948 | 32,744 |
| Derivatives and other contractual agreements | 9,578 | 9,657 |
| Corporate debt and other | 15,323 | 4,058 |
| Corporate equities | 17,859 | 12,010 |
| Certificates of deposit and other money market instruments | 1,018 | 22 |
| | $80,575 | $58,719 |

### Concentrations of Credit Risk

A substantial portion of our securities transactions are collateralized and are executed with, and on behalf of, commercial banks and other institutional investors, including other brokers and dealers. Our exposure to credit risk associated with the non-performance of these customers and counterparties in fulfilling their contractual obligations

pursuant to securities transactions can be directly affected by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to us.

Securities and other inventory positions owned include U.S. government and agency securities, and securities issued by non-U.S. governments, which in the aggregate, represented 11% of total assets at November 30, 2004. In addition, collateral held for resale agreements represented approximately 23% of total assets at November 30, 2004, and primarily consisted of securities issued by the U.S. government, federal agencies or non-U.S. governments. Our most significant industry concentration is financial institutions, which includes other brokers and dealers, commercial banks and institutional clients. This concentration arises in the normal course of business.

## Note 3 Derivative Financial Instruments

In the normal course of business, we enter into derivative transactions both in a trading capacity and as an end-user. Our derivative activities (both trading and end-user) are recorded at fair value in the Consolidated Statement of Financial Condition. Acting in a trading capacity, we enter into derivative transactions to satisfy the needs of our clients and to manage our own exposure to market and credit risks resulting from our trading activities (collectively, "Trading-Related Derivative Activities"). As an end-user, we primarily enter into interest rate swap and option contracts to adjust the interest rate nature of our funding sources from fixed to floating rates and to change the index on which floating interest rates are based (e.g., Prime to LIBOR).

Derivatives are subject to various risks similar to other financial instruments, including market, credit and operational risk. In addition, we may be exposed to legal risks related to derivative activities, including the possibility a transaction may be unenforceable under applicable law. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with our other trading-related activities. We manage the risks associated with derivatives on an aggregate basis along with the risks associated with proprietary trading and market-making activities in cash instruments, as part of our firmwide risk management policies.

We record derivatives at fair value. Unrealized gains and losses on derivative contracts are recorded on a net basis in the Consolidated Statement of Financial Condition for those transactions with counterparties executed under a legally enforceable master netting agreement and are netted across products when such provisions are stated in the master netting agreement. We offer equity, fixed income and foreign exchange derivative products to customers. Because of the integrated nature of the market for such products, each product area trades cash instruments as well as derivative products.

The following table presents the fair value of derivatives at November 30, 2004. Assets included in the table represent unrealized gains, net of unrealized losses for situations in which we have a master netting agreement. Similarly, liabilities represent net amounts owed to counterparties. The fair value of assets/liabilities related to derivative contracts at November 30, 2004 represents our net receivable/payable for derivative financial instruments before consideration of securities collateral. Included within the $9.6 billion fair value of assets at November 30, 2004 was $1.1 billion related to exchange-traded option and warrant contracts.

**Fair Value of Derivatives and Other Contractual Agreements**

| In millions<br>November 30, 2004 | Assets [1] | Liabilities [1] |
|---|---|---|
| Interest rate, currency and credit default swaps and options (including caps, collars and floors) | $6,739 | $7,134 |
| Foreign exchange forward contracts and options | 1,223 | 932 |
| Other fixed income securities contracts (including TBAs and forwards) | 167 | 496 |
| Equity contracts (including equity swaps, warrants and options) | 1,449 | 1,095 |
| | $9,578 | $9,657 |

(1) Amounts do not include receivables or payables related to exchange-traded futures contracts.

The primary difference in risks between OTC and exchange-traded contracts is credit risk. OTC contracts contain credit risk for unrealized gains, net of collateral, from various counterparties for the duration of the contract. With respect to OTC contracts, we view our net credit exposure to be $7.6 billion at November 30, 2004, representing the

fair value of OTC contracts in an unrealized gain position, after consideration of collateral. Counterparties to our OTC derivative products primarily are U.S. and foreign banks, securities firms, corporations, governments and their agencies, finance companies, insurance companies, investment companies and pension funds. Collateral held related to OTC contracts generally includes U.S. government and federal agency securities.

Presented below is an analysis of net credit exposure at November 30, 2004 for OTC contracts based on actual ratings made by external rating agencies or by equivalent ratings established and used by our Credit Risk Management Department.

**Net Credit Exposure**

| Counterparty Risk Rating | S&P/Moody's Equivalent | Less than 1 Year | 1-5 Years | 5-10 Years | Greater than 10 Years | Total 2004 |
|---|---|---|---|---|---|---|
| 1 | AAA/Aaa | 2% | 2% | 3% | 4% | 11% |
| 2 | AA-/Aa3 or higher | 9 | 7 | 8 | 11 | 35 |
| 3 | A-/A3 or higher | 9 | 7 | 5 | 17 | 38 |
| 4 | BBB-/Baa3 or higher | 2 | 2 | 1 | 6 | 11 |
| 5 | BB-/Ba3 or higher | — | 1 | 2 | 1 | 4 |
| 6 | B+/B1 or lower | — | — | 1 | — | 1 |
| | | 22% | 19% | 20% | 39% | 100% |

We also are subject to credit risk related to exchange-traded derivative contracts. Exchange-traded contracts, including futures and certain options, are transacted directly on exchanges. To protect against the potential for a default, all exchange clearinghouses impose net capital requirements for their membership. Additionally, exchange clearinghouses require counterparties to futures contracts to post margin upon the origination of the contracts and for any changes in the market value of the contracts on a daily basis (certain foreign exchanges provide for settlement within three days). Therefore, the potential for credit losses from exchange-traded products is limited.

## Note 4 Securitizations and Other Off-Balance-Sheet Arrangements

We are a market leader in mortgage- and asset-backed securitizations and other structured financing arrangements. In connection with these activities, we use SPEs primarily for (but not limited to) the securitization of commercial and residential mortgages, home equity loans, government and corporate bonds, and lease and trade receivables. The majority of our involvement with SPEs relates to securitization transactions meeting the SFAS 140 definition of a QSPE. Based on the guidance in SFAS 140, we do not consolidate such QSPEs. We derecognize financial assets transferred in securitizations, provided we have relinquished control over such assets. We may retain an interest in the financial assets we securitize ("retained interests"), which may include assets in the form of residual interests in the SPEs established to facilitate the securitization. Retained interests are included in Securities and other inventory positions owned (primarily Mortgages and mortgage-backed) in the Consolidated Statement of Financial Condition. For further information regarding the accounting for securitization transactions, refer to Note 1, Summary of Significant Accounting Policies—Consolidation Accounting Policies.

At November 30, 2004 we had approximately $0.6 billion of non-investment grade retained interests from our securitization activities (primarily junior security interests in securitizations). We record inventory positions held prior to securitization, including residential and commercial loans, at fair value, as well as any retained interests post-securitization. Fair value is determined based on listed market prices, if available. When market prices are not available, fair value is determined based on valuation pricing models that take into account relevant factors such as discount, credit and prepayment assumptions, and also considers comparisons to similar market transactions.

The table below presents the fair value of retained interests, the key economic assumptions used in measuring the fair value of retained interests and the sensitivity of the fair value of the retained interests to immediate 10% and 20% adverse changes in the valuation assumptions at November 30, 2004.

**Securitization Activity**

| Dollars in millions<br>November 30, 2004 | Residential Mortgages | Commercial Mortgages | Municipal and Other Asset-Backed |
|---|---|---|---|
| Retained interests | $223 | $82 | $318 |
| Weighted-average life | 6 years | 1 year | 7 years |
| Annual prepayment rate | 8—90 CPR | 0 CPR | 0—12 CPR |
| Credit loss assumption | 0.5—9% | 0—1.2% | 1—4% |
| Weighted-average discount rate | 23% | 14% | 3% |
| Prepayment speed: | | | |
| Effect of 10% adverse change | $ 4 | $— | $ — |
| Effect of 20% adverse change | $ 8 | $— | $ — |
| Assumed credit losses: | | | |
| Effect of 10% adverse change | $ 5 | $— | $ 7 |
| Effect of 20% adverse change | $ 10 | $ 4 | $ 14 |
| Discount rate: | | | |
| Effect of 10% adverse change | $ 7 | $ 1 | $ 26 |
| Effect of 20% adverse change | $ 14 | $ 3 | $ 52 |

The sensitivity analysis is hypothetical and should be used with caution because the stresses are performed without considering the effect of hedges, which serve to reduce our actual risk. In addition, these results are calculated by stressing a particular economic assumption independent of changes in any other assumption (as required by U.S. GAAP); in reality, changes in one factor often result in changes in another factor (for example, changes in discount rates will often affect expected prepayment speeds). Further, changes in the fair value based on a 10% or 20% variation in an assumption should not be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear.

***Non-QSPE activities.*** Substantially all of our securitization activities are transacted through QSPEs, including residential and commercial mortgage securitizations. However, we also are actively involved with SPEs that do not meet the QSPE criteria due to their permitted activities not being sufficiently limited or because the assets are not deemed qualifying financial instruments (e.g., equity securities). Our involvement with such SPEs principally includes collateralized debt obligations ("CDOs"), and credit-linked notes.

A CDO transaction involves the purchase by an SPE of a diversified portfolio of securities and/or loans that are then managed by an independent asset manager. Interests in the SPE (debt and equity) are sold to third party investors. Our primary role is limited to acting as structuring and placement agent, warehouse provider, underwriter and market maker in the related CDO securities. In a typical CDO, at the direction of a third party asset manager, we temporarily will warehouse securities or loans on our balance sheet pending the sale to the SPE once the permanent financing is completed in the capital markets. At November 30, 2004, we owned approximately $43 million of equity securities in CDOs. Because our investments do not represent a majority of any CDO equity class, we are not deemed the primary beneficiary of the CDOs and therefore we do not consolidate such SPEs.

We are a dealer in credit default swaps and, as such, we make a market in buying and selling credit protection on single issuers as well as on portfolios of credit exposures. One of the mechanisms we use to mitigate credit risk is to enter into default swaps with SPEs, in which we purchase default protection. In these transactions, the SPE issues credit-linked notes to investors and uses the proceeds to invest in high quality collateral. In addition, the SPE receives a premium from us for assuming credit risk under the default swap. Third-party investors in these SPEs are subject to default risk associated with the referenced obligations under the default swap as well the as credit risk of the assets held by the SPE. As of November 30, 2004 our net exposure with such SPVs in credit-linked note transactions was not material. Because the results of our

expected loss calculations generally demonstrate the investors in the SPE bear a majority of the entity's expected losses (because the investors assume default risk associated with both the reference portfolio and the SPE's assets), we generally are not deemed to be the primary beneficiary of these transactions and therefore do not consolidate such SPEs.

## Note 5 Securities Pledged as Collateral

We enter into secured borrowing and lending transactions to finance inventory positions, obtain securities for settlement and meet customers' needs. We receive collateral in connection with resale agreements, securities borrowed transactions, borrow/pledge transactions, customer margin loans and certain other loans. We generally are permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions. We carry secured financing agreements on a net basis when permitted under the provisions of FASB Interpretation No. 41, "*Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*" ("FIN 41").

At November 30, 2004, the fair value of securities received as collateral and securities inventory positions owned that have not been sold, repledged or otherwise encumbered totaled approximately $25 billion. At November 30, 2004, the gross fair value of securities received as collateral that we were permitted to sell or repledge was approximately $380 billion. Of this collateral, approximately $364 billion at November 30, 2004 has been sold or repledged, generally as collateral under repurchase agreements or to cover Securities and other inventory positions sold but not yet purchased. Included in the $364 billion at November 30, 2004, were pledged securities, primarily fixed income, having a market value of approximately $50 billion, as collateral for securities borrowed having a market value of approximately $49 billion.

We also pledge our own assets, primarily to collateralize certain financing arrangements. These pledged securities, where the counterparty has the right, by contract or custom, to rehypothecate the financial instruments are classified as Securities and other inventory positions owned, pledged as collateral, in the Consolidated Statement of Financial Condition as required by SFAS 140.

The carrying value of Securities and other inventory positions owned that have been pledged or otherwise encumbered to counterparties where those counterparties do not have the right to sell or repledge was approximately $31 billion at November 30, 2004.

## Note 6 Short-Term Financings

We obtain short-term financing on both a secured and unsecured basis. Secured financing is obtained through the use of repurchase agreements and securities loaned agreements, which are primarily collateralized by government, government agency and equity securities. Unsecured financing is generally obtained through short-term debt.

Short-term financing consists of the following:

**Short-Term Financings**

**In millions**
**November 30, 2004**

| | |
|---|---|
| Payables to banks | $424 |
| Other | 5 |
| | $429 |

At November 30, 2004, the weighted-average interest rate for short-term financings was 2.6%.

## Note 7 Long-Term Debt

Long-term debt consists of the following:

**Long-Term Debt**

| In millions<br>November 30, 2004 | U.S. Dollar<br>Fixed Rate | U.S. Dollar<br>Floating Rate | Non-U.S. Dollar<br>Fixed Rate | Total |
|---|---|---|---|---|
| **Senior Notes** | | | | |
| Maturing in fiscal 2005 | $ 15 | $ — | $ — | $ 15 |
| Maturing in fiscal 2006 | 560 | 795 | 20 | 1,375 |
| Maturing in fiscal 2007 | — | — | 5 | 5 |
| Maturing in fiscal 2008 | — | — | 774 | 774 |
| Maturing in fiscal 2009 | — | — | — | — |
| December 1, 2009 and thereafter | 1 | — | — | 1 |
| Senior Notes | 576 | 795 | 799 | 2,170 |
| **Subordinated Indebtedness** | | | | |
| Maturing in fiscal 2005 | 96 | 2,900 | — | 2,996 |
| Maturing in fiscal 2006 | 323 | 850 | — | 1,173 |
| Maturing in fiscal 2007 | 321 | — | — | 321 |
| Maturing in fiscal 2008 | 637 | 86 | — | 723 |
| Maturing in fiscal 2009 | — | — | — | — |
| December 1, 2009 and thereafter | 336 | 116 | — | 452 |
| Subordinated Indebtedness | 1,713 | 3,952 | — | 5,665 |
| | $2,289 | $4,747 | $799 | $7,835 |

**End-User Derivative Activities**

We use interest rate swaps as an end user to modify the interest rate characteristics of our long-term debt portfolio. We use interest rate swaps to convert a substantial portion of our fixed rate debt to floating interest rates to more closely match the terms of assets being funded and to minimize interest rate risk. In certain instances, we may use two or more derivative contracts to manage the interest rate nature of an individual long-term debt issuance.

At November 30, 2004, the notional amounts of interest rate swaps related to long-term debt obligations totaled approximately $1.6 billion. In addition, end-user derivative activities resulted in the following changes to the mix of fixed and floating rate debt and effective weighted-average interest rates:

**Effective Weighted-Average Interest Rates of Long-Term Debt**

| Dollars in millions<br>November 30, 2004 | Long-Term Debt<br>Before End-User Activities | Long-Term Debt<br>After End-User Activities | Weighted-Average<br>Contractual Interest Rate | Weighted-Average<br>Effective Rate After End-User Activities |
|---|---|---|---|---|
| U.S. dollar obligations: | | | | |
| Fixed rate | $2,289 | $ 632 | | |
| Floating rate | 4,747 | 6,404 | | |
| Total U.S. dollar obligations | 7,036 | 7,036 | 3.91% | 2.97% |
| Non-U.S. dollar obligations | 799 | 799 | | |
| | $7,835 | $7,835 | 4.01% | 3.18% |

## Note 8 Fair Value of Financial Instruments

All Securities and other inventory positions owned, Securities received as collateral, Securities and other inventory positions sold but not yet purchased, and Obligation to return securities received as collateral are carried at fair value (see Note 1).

Assets and liabilities carried at contractual amounts that approximate market or fair value include Cash and cash equivalents, Cash and securities segregated and on deposit for regulatory and other purposes, receivables, certain other assets, Short-term financings and payables. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of these instruments and their variable interest rates.

Long-term debt is carried at historical amounts, unless designated as the hedged item in a fair value hedge. We carry such hedged debt on a modified mark-to-market basis, which amount could differ from fair value as a result of changes in our credit worthiness. The following table presents the fair value of long-term debt. The fair value of long-term debt was estimated using either quoted market prices or discounted cash flow analyses based on our current borrowing rates for similar types of borrowing arrangements.

**Fair Value of Long-Term Debt**

**In millions**
**November 30, 2004**

| | |
|---|---|
| Carrying value of long-term debt | $7,835 |
| Fair value of long-term debt | 7,874 |
| Unrecognized net loss on long-term debt | $ (39) |

We carry secured financing activities, including Securities purchased under agreements to resell, Securities borrowed, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings, at their original contract amounts plus accrued interest. Because the majority of such financing activities are short-term in nature, carrying values approximate fair value. At November 30, 2004 we had $322 billion of such secured financing activities. As with long-term debt, secured financing activities expose us to interest rate risk.

At November 30, 2004, we used derivative financial instruments with an aggregate notional amount of $7.3 billion to modify the interest rate characteristics of certain of our secured financing activities. The total notional amount of these agreements had a weighted-average maturity of 3.0 years at November 30, 2004. At November 30, 2004 the carrying values of these secured financing activities, which are designated as the hedged instrument in fair value hedges, approximated their fair values. Additionally, we had approximately $22 million at November 30, 2004 of unrecognized losses related to approximately $300 million of long-term fixed rate repurchase agreements.

## Note 9 Commitments and Contingencies

In the normal course of business, we enter into various commitments and guarantees, including lending commitments to high grade and high yield borrowers, private equity investment commitments, liquidity commitments and other guarantees. In all instances, we mark to market these commitments and guarantees.

**Lending–Related Commitments**

Through our high grade and high yield sales, trading and underwriting activities, we make commitments to extend credit in loan syndication transactions. We use various hedging and funding strategies to actively manage our market, credit and liquidity exposures on these commitments. We do not believe total commitments necessarily are indicative of actual risk or funding requirements because the commitments may not be drawn or fully used and such amounts are reported before consideration of hedges. These commitments and any related drawdowns of these facilities typically have fixed maturity dates and are contingent on certain representations, warranties and contractual conditions applicable to the borrower. We define high yield (non-investment grade) exposures as securities of or

loans to companies rated BB+ or lower or equivalent ratings by recognized credit rating agencies, as well as non-rated securities or loans that, in management's opinion, are non-investment grade.

**Lending-Related Commitments**

| In millions<br>November 30, 2004 | Total Contractual Amount | Amount of Commitment Expiration per Period<br>2005 | 2006 | 2007-2008 | 2009-2010 | 2011 and Later |
|---|---|---|---|---|---|---|
| High grade [1] | $ 4,863 | $2,175 | $499 | $920 | $1,269 | $ — |
| High yield [2] | 3,097 | 784 | 226 | 924 | 709 | 454 |
| Investment grade contingent acquisition facilities | 1,475 | 1,475 | — | — | — | — |
| Non-investment grade contingent acquisition facilities | 4,244 | 4,244 | — | — | — | — |
| Secured lending transactions, including forward starting resale and repurchase agreements | 101,864 | 99,979 | 387 | 300 | 140 | 1,058 |

(1) We view our net credit exposure for high grade commitments, after consideration of hedges, to be $2.0 billion.
(2) We view our net credit exposure for high yield commitments, after consideration of hedges, to be $2.4 billion.

***High grade and high yield.*** We had commitments to investment grade borrowers of $4.9 billion ($2.0 billion after consideration of credit risk hedges) at November 30, 2004. We had commitments to non-investment grade borrowers of $3.1 billion ($2.4 billion after consideration of credit risk hedges) at November 30, 2004.

***Contingent acquisition facilities.*** We provided contingent commitments to investment-grade counterparties related to acquisition financing of approximately $1.5 billion at November 30, 2004. In addition, we provided contingent commitments to non-investment-grade counterparties related to acquisition financing of approximately $4.2 billion at November 30, 2004. Our expectation is, and our past practice has been, to distribute through loan syndications to investors substantially all the credit risk associated with these loans, if closed, consistent with our credit facilitation framework. We do not believe these commitments are necessarily indicative of our actual risk because the borrower may not complete a contemplated acquisition or, if the borrower completes the acquisition, often will raise funds in the capital markets instead of drawing on our commitment. Additionally, the borrower's ability to draw generally is subject to there being no material adverse change in either market conditions or the borrower's financial condition, among other factors. These commitments also generally contain certain flexible pricing features to adjust for changing market conditions prior to closing.

***Secured lending transactions.*** In connection with our financing activities, we had outstanding commitments under certain collateralized lending arrangements of approximately $2.3 billion at November 30, 2004. These commitments require borrowers to provide acceptable collateral, as defined in the agreements, when amounts are drawn under the lending facilities. Advances made under these lending arrangements typically are at variable interest rates and generally provide for over-collateralization. In addition, at November 30, 2004, we had commitments to enter into forward starting, secured resale and repurchase agreements, primarily secured by government and government agency collateral, of $57.4 billion and $42.2 billion.

**Other Commitments and Guarantees**

The following table summarizes other commitments and guarantees at November 30, 2004:

**Other Commitments and Guarantees**

| In millions<br>November 30, 2004 | Notional/ Maximum Payout | Amount of Commitment Expiration per Period<br>2005 | 2006 | 2007-2008 | 2009-2010 | 2011 and Later |
|---|---|---|---|---|---|---|
| Derivative contracts | $391,082 | $36,317 | $55,029 | $68,717 | $49,568 | $181,451 |
| Municipal-securities-related commitments | 7,179 | 4,679 | 3 | 24 | 47 | 2,426 |
| Standby letters of credit | 1,335 | 1,335 | — | — | — | — |
| Private equity and other principal investment commitments | 392 | 102 | 87 | 174 | 29 | — |

***Derivative contracts.*** In accordance with FASB Interpretation No. 45, "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*" ("FIN 45"), we are required to disclose certain derivative contracts meeting the FIN 45 definition of a guarantee. Under this guidance, derivative contracts are considered to be guarantees if such contract requires us to make payments to a counterparty based on changes in an underlying instrument or index (e.g., security prices, interest rates, and currency rates) and include written credit default swaps, written put options, written foreign exchange options and written interest rate caps and floors. Derivative contracts are not considered guarantees if such contracts are cash settled and we have no basis to determine whether it is probable the derivative counterparty held the related underlying instrument at the inception of the contract. Accordingly, if these conditions are met, we have not included such derivatives in our guarantee disclosures. At November 30, 2004, the maximum payout value of derivative contracts deemed to meet the FIN 45 definition of a guarantee was approximately $391 billion. For purposes of determining maximum payout, notional values are used; however, we believe the fair value of these contracts is a more relevant measure of these obligations because we believe the notional amounts greatly overstate our expected payout. At November 30, 2004, the fair value of such derivative contracts approximated $6.0 billion. In addition, all amounts included above are before consideration of hedging transactions. We substantially mitigate our risk on these contracts through hedges, such as other derivative contracts and/or cash instruments. We manage risk associated with derivative guarantees consistent with our global risk management policies. We record derivative contracts, including those considered to be guarantees, at fair value.

***Municipal-securities-related commitments.*** At November 30, 2004, we had liquidity commitments to QSPEs of approximately $7.2 billion related to trust certificates issued to investors backed by investment grade municipal securities. We believe our liquidity commitments to these trusts involve a low level of risk because our obligations generally expire within one year, are supported by investment grade securities and generally cease if the underlying assets are downgraded below investment grade or default. In certain instances, we also provide credit default protection to investors in such QSPEs, which approximated $0.4 billion at November 30, 2004.

***Standby letters of credit.*** At November 30, 2004, we were contingently liable for $1.3 billion of letters of credit primarily used to provide collateral for securities and commodities borrowed and to satisfy margin deposits at option and commodity exchanges.

***Private equity and other principal investments.*** At November 30, 2004, we had private equity commitments of approximately $372 million. In addition, we were committed to invest up to $20 million in energy-related principal investments at November 30, 2004.

***Other.*** In the normal course of business, we provide guarantees to securities clearinghouses and exchanges. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. Our obligations under such guarantees could exceed the collateral amounts posted; however, the potential for us to be required to make payments under such guarantees is deemed remote. In connection with certain asset sales and securitization transactions, we often make representations and warranties about the assets conforming to specified guidelines. If it is later determined the underlying assets fail to conform to the specified guidelines, we may have an obligation to repurchase the assets or indemnify the purchaser against any losses. To mitigate these risks, to the extent the assets being securitized may have been originated by third parties, we seek to obtain appropriate representations and warranties from these third parties on acquisition of such assets.

Securities and other inventory positions sold but not yet purchased represent our obligations to purchase the securities at prevailing market prices. Therefore, the future satisfaction of such obligations may be for an amount greater or less than the amount recorded. The ultimate gain or loss is dependent on the price at which the underlying financial instrument is purchased to settle our obligation under the sale commitment.

In the normal course of business, we are exposed to credit and market risk as a result of executing, financing and settling various customer security and commodity transactions. These risks arise from the potential that customers or counterparties may fail to satisfy their obligations and the collateral obtained is insufficient. In such instances, we

may be required to purchase or sell financial instruments at unfavorable market prices. We seek to control these risks by obtaining margin balances and other collateral in accordance with regulatory and internal guidelines.

Certain of our subsidiaries, as general partners, are contingently liable for the obligations of certain public and private limited partnerships. In our opinion, contingent liabilities, if any, for the obligations of such partnerships will not, in the aggregate, have a material adverse effect on our consolidated financial condition.

**Litigation**

In the normal course of business we have been named a defendant in a number of lawsuits and other legal and regulatory proceedings. Such proceedings include actions brought against us and others with respect to transactions in which we acted as an underwriter or financial advisor, actions arising out of our activities as a broker or dealer in securities and commodities and actions brought on behalf of various classes of claimants against many securities firms, including us. Although there can be no assurance as to the ultimate outcome, we generally have denied, or believe we have a meritorious defense and will deny, liability in all significant cases pending against us, and we intend to defend vigorously each such case. Based on information currently available and established reserves, we believe the eventual outcome of the actions against us will not, in the aggregate, have a material adverse effect on our consolidated financial condition.

During 2004, we entered into a settlement with our insurance carriers relating to certain legal proceedings noticed to the carriers and initially occurring prior to January 2003. Under the terms of the settlement, the insurance carriers will pay us $280 million. The proceeds of the settlement will be used in resolving these legal proceedings as and if they occur. Also during 2004, we entered into a Memorandum of Understanding to settle the In re. Enron Corporation Securities Litigation class action lawsuit. This $223 million settlement is subject to court approval. The settlement with our insurance carriers and the settlement under the Memorandum of Understanding will not result in a credit or charge to our income statement.

**Lease Commitments**

We lease office space and equipment primarily in the United States. Certain leases on office space contain escalation clauses providing for additional payments based on maintenance, utility and tax increases.

Minimum future rental commitments under non-cancelable operating leases (net of subleases of $63 million) are as follows:

**Minimum Future Rental Commitments Under Operating Lease Agreements**

| **In millions**<br>**November 30, 2004** | |
|---|---|
| Fiscal 2005 | $ 79 |
| Fiscal 2006 | 78 |
| Fiscal 2007 | 71 |
| Fiscal 2008 | 69 |
| Fiscal 2009 | 66 |
| December 1, 2009 and thereafter | 289 |
| | $652 |

We allocate a portion of the costs associated with the above properties to certain related parties based on headcount.

## Note 10 Capital Requirements

As a registered broker-dealer, LBI is subject to the Securities and Exchange Commission ("SEC") Rule 15c3-1, the Net Capital Rule, which requires LBI to maintain net capital of not less than the greater of 2% of aggregate debit items arising from customer transactions, as defined, or 4% of funds required to be segregated for customers' regulated commodity accounts, as defined. At November 30, 2004 LBI's regulatory net capital, as defined, of $2.4 billion exceeded the minimum requirement by $2.2 billion.

As a clearing broker-dealer, LBI has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed for each correspondent firm that uses us as its clearing broker-dealer to classify its assets held by LBI as allowable assets in the correspondents' net capital calculation. At November 30, 2004 we had a reserve requirement for PAIB of $82 million. Additionally, we had $138 million of qualified securities or cash on deposit in a Special Reserve Bank Account at November 30, 2004.

Repayment of subordinated indebtedness and certain advances and dividend payments by LBI are restricted by the regulations of the SEC and other regulatory agencies. At November 30, 2004, $2.6 billion of our net assets were restricted as to the payment of dividends, principally as a result of regulations of the SEC and other regulatory agencies. In addition, certain covenants governing LBI's indebtedness contractually limit our ability to pay dividends.

For the year ended November 30, 2004, LBI met the criteria set forth under the SEC's Rule 11(a)(1)(G)(i), Trading by Members of Exchanges, Brokers and Dealers, and is therefore in compliance with the business mix requirements.

Our "AAA" rated derivatives subsidiaries, Lehman Brothers Financial Products Inc. ("LBFP") and Lehman Brothers Derivative Products Inc. ("LBDP"), have established certain capital and operating restrictions that are reviewed by various rating agencies. At November 30, 2004 LBFP and LBDP each had capital that exceeded the requirements of the rating agencies.

## Note 11 Holdings' Incentive Plans

Our employees participate in Holdings' various incentive plans. Through November 30, 2003 Holdings recognized its equity-based compensation costs in accordance with APB 25. Beginning in 2004 Holdings adopted the fair-value method of accounting for equity-based employee awards using the prospective transition method permitted by SFAS No. 148, "*Accounting for Stock-Based Compensation—Transition and Disclosure.*" The following is a description of Holdings' various benefit and incentive plans.

### Employee Stock Purchase Plan

Holdings' Employee Stock Purchase Plan (the "ESPP") allowed employees to purchase Holdings' Common Stock at a 15% discount from market value, with a maximum of $25,000 in annual aggregate purchases by any one individual. The number of shares of Holdings' Common Stock authorized for purchase by eligible employees was 12.0 million. At November 30, 2004, 6.3 million shares of Holdings' Common Stock had cumulatively been purchased by eligible employees through the ESPP. On June 30, 2004, the ESPP expired following the completion of its 10-year term as approved by shareholders.

### 1994 Management Ownership Plan

Holdings' 1994 Management Ownership Plan (the "1994 Plan") provides for the issuance of restricted stock units ("RSUs"), performance stock units ("PSUs"), stock options and other equity awards for a period of up to ten years to eligible employees. A total of 33.3 million shares of Holdings' Common Stock may be granted under the 1994 Plan. At November 30, 2004, RSU, PSU and stock option awards with respect to 33.1 million shares of Holdings' Common Stock have been made under the 1994 Plan, of which 3.1 million are outstanding and 30.0 million have been converted to freely transferable shares of Holdings' Common Stock. On May 31, 2004 the 1994 Plan expired following the completion of its 10-year term.

### 1996 Management Ownership Plan

The 1996 Management Ownership Plan (the "1996 Plan"), under which awards similar to those of the 1994 Plan may be granted, provides for up to 42.0 million shares of Holdings' Common Stock to be subject to awards. At November 30, 2004 RSU, PSU and stock option awards with respect to 38.2 million shares of Holdings' Common Stock have been made under the 1996 Plan, of which 14.9 million are outstanding and 23.3 million have been converted to freely transferable shares of Holdings' Common Stock.

### Employee Incentive Plan

The Employee Incentive Plan ("EIP") has provisions similar to the 1994 Plan and the 1996 Plan, and authorization from the Holdings' Board of Directors to issue up to 246.0 million shares of Holdings' Common Stock that may be subject to awards. At November 30, 2004 awards with respect to 220.2 million shares of Holdings' Common Stock have been made under the EIP of which 115.3 million are outstanding and 104.9 million have been converted to freely transferable shares of Holdings' Common Stock.

## Note 12 Holdings' Employee Benefit Plans

Holdings provides both funded and unfunded noncontributory defined benefit pension plans for the majority of its employees worldwide. In addition, Holdings provides certain other postretirement benefits, primarily health care and life insurance, to eligible employees. Holdings uses a November 30 measurement date for the majority of its plans. We record as compensation and benefits our allocated share of the cost of these plans. The following tables summarize Holdings' domestic employee benefit plans in which our employees participate:

### Defined Benefit Plans

| In millions<br>November 30, 2004 | Pension Benefits | Postretirement Benefits |
|---|---|---|
| **Change in benefit obligation** | | |
| Benefit obligation at beginning of year | $782 | $ 77 |
| Service cost | 29 | 2 |
| Interest cost | 48 | 4 |
| Actuarial loss (gain) | 57 | (9) |
| Benefits paid | (25) | (5) |
| Benefit obligation at end of year | 891 | 69 |
| **Change in plan assets** | | |
| Fair value of plan assets at beginning of year | 825 | — |
| Actual return on plan assets, net of expenses | 72 | — |
| Employer contribution | 15 | — |
| Benefits paid | (25) | — |
| Fair value of plan assets at end of year | 887 | — |
| Funded (underfunded) status | (4) | (69) |
| Unrecognized net actuarial loss (gain) | 470 | (3) |
| Unrecognized prior service cost (benefit) | 3 | (3) |
| Prepaid (accrued) benefit cost | $469 | $(75) |
| Accumulated benefit obligation | $849 | — |

### Weighted-Average Assumptions Used to Determine Benefit Obligation

| | | |
|---|---|---|
| Discount rate | 5.90% | 5.90% |
| Rate of compensation increase | 4.90% | — |

### Plan Assets

Pension plan assets are invested with the objective of meeting current and future benefit payment needs, while minimizing future contributions.

Plan assets are invested with several investment managers. Assets are diversified among U.S. and international equity securities, U.S. fixed income securities, real estate and cash. The plan employs a mix of active and passive investment management programs. The strategic target of plan asset allocation is approximately 65% equities and 35% U.S. fixed income. The investment sub-committee of Holdings' pension committee reviews the asset allocation

quarterly and, with the approval of the pension committee, determines when and how to rebalance the portfolio. The plan does not have a dedicated allocation to Holdings' common stock, although the plan may hold a minimal investment in Holdings' common stock as a result of investment decisions made by various investment managers.

Weighted-average plan asset allocations were as follows:

| November 30, 2004 | |
|---|---|
| Equity securities | 64% |
| Fixed income securities | 27 |
| Real estate | 2 |
| Cash | 7 |
| | 100% |

**Expected Contributions for the Fiscal Year Ending November 30, 2005**

Holdings does not expect to contribute to its pension plans in 2005.

**Estimated Future Benefit Payments**

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

| In millions | Pension | Postretirement |
|---|---|---|
| Fiscal 2005 | $ 26 | $ 5 |
| Fiscal 2006 | 29 | 5 |
| Fiscal 2007 | 31 | 4 |
| Fiscal 2008 | 34 | 4 |
| Fiscal 2009 | 36 | 4 |
| Fiscal 2010—2014 | 218 | 23 |

**Post Retirement Benefits**

Assumed health care cost trend rates were as follows:

| November 30, 2004 | |
|---|---|
| Health care cost trend rate assumed for next year | 10% |
| Rate to which the cost trend rate is assumed to decline (the ultimate trend rate) | 5% |
| Year the rate reaches the ultimate trend rate | 2010 |

Assumed health care cost trend rates affect the amount reported for postretirement benefits. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

| In millions | 1 Percentage Point Increase | 1 Percentage Point Decrease |
|---|---|---|
| Effect on postretirement benefit obligation at November 30, 2004 | $ 1 | $ (1) |

## Note 13 Income Taxes

Our income is included in the consolidated U.S. federal income tax return of Holdings and its subsidiaries. Our income tax provision is computed in accordance with the tax sharing agreement between Holdings and its subsidiaries. In accordance with this agreement, the balance due to Holdings at November 30, 2004 was $1.1 billion.

Deferred income taxes are provided for the differences between the tax bases of assets and liabilities and their reported amounts in the Consolidated Financial Statements. These temporary differences will result in future income or deductions for income tax purposes and are measured using the enacted tax rates that will be in effect when such items are expected to reverse. We provide for deferred income taxes on undistributed earnings of foreign subsidiaries.

At November 30, 2004, deferred tax assets and liabilities consisted of the following:

**Deferred Tax Assets and Liabilities**

| **In millions**<br>**November 30, 2004** | |
|---|---|
| Deferred tax assets: | |
| Liabilities and other accruals not currently deductible | $ 62 |
| Unrealized trading and investment activity | 34 |
| Net operating loss carryfowards | 22 |
| Other | 23 |
| Deferred tax assets | 141 |
| Deferred tax liabilities | — |
| Net deferred tax assets | $141 |

The net deferred tax assets are included in Other assets in the Consolidated Statement of Financial Condition. We anticipate the net deferred tax assets will be realized, therefore no valuation allowance has been recorded against deferred tax assets.

We have approximately $63 million of federal net operating loss carryfowards, which are subject to separate company limitations. These net operating loss carryfowards are scheduled to expire in 2023.

In accordance with the tax sharing agreement with Holdings, we paid $94 million in 2004 of net deferred tax assets. The net deferred tax assets transferred in 2004 were principally comprised of unrealized trading activity, liabilities and other accruals not currently deductible and deferred compensation.

## Note 14 September 11th and Real Estate Reconfiguration Costs

During 2002, we decided to exit our downtown area facilities and dispose of certain other excess New York City area space acquired as a result of the events of September 11$^{th}$ and we recorded a liability related to estimated sublease losses. We also recorded a liability for costs associated with consolidation or closure of certain U.S. branch locations. The latter liability was recognized in accordance with EITF Issue No. 94-3, "*Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).*" During 2003 we adjusted the 2002 real estate charge to reflect a continued softening in the New York metropolitan area sublease market since 2002. During 2004 we exited virtually all of our remaining leased space at our downtown New York City location, resulting in the utilization of the remaining liability of $177 million that existed at November 30, 2003 and Holdings recording a $19 million charge as the loss on the location became clarified.

## Note 15 Related Party Transactions

In the normal course of business we engage in various securities trading, investment banking and financing activities with Holdings and many of its subsidiaries (the "Related Parties"). Various charges, such as compensation and benefits, occupancy, administration and computer processing are allocated among the Related Parties based on specific identification and other allocation methods.

Amounts outstanding to and from such related parties are reflected in the Consolidated Statement of Financial Condition as set forth below:

| **In millions**<br>**November 30, 2004** | **Assets** | **Liabilities** |
|---|---|---|
| Derivative and other contractual agreements | $ 789 | $ 2,906 |
| Advances to/from Holdings | 555 | 17,443 |
| Advances to/from affiliates other than Holdings | 15,193 | 2,808 |
| Receivables from/Advances to Holdings and affiliates | 15,748 | 20,251 |
| Securities purchased/sold under agreements to resell/repurchase | 18,703 | 35,955 |
| Securities borrowed/loaned | 35,034 | 52,905 |
| Deferred tax assets receivable from Holdings | 141 | — |
| Income taxes payable | — | 1,130 |
| Senior notes | — | 505 |
| Subordinated indebtedness | — | 3,750 |

Holdings and subsidiaries of Holdings raise money through short- and long-term funding in the capital markets, which is used to fund the operations of certain of our wholly-owned subsidiaries. Advances from Holdings are generally payable on demand. The average interest rate charged on these advances is primarily based on Holdings' average daily cost of funds, which was 1.34% for the year ended November 30, 2004.

We believe amounts arising through related party transactions, including those allocated expenses referred to above, are reasonable and approximate the amounts that would have been recorded if we operated as an unaffiliated entity.

During 2004 we distributed $1.2 billion to Holdings as dividends.